EXHIBIT 99.1

Electra Establishes At-The-Market Offering

TORONTO, Dec. 22, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) has established an At the Market Offering (the “ATM”), pursuant to the previously announced At The Market Offering Agreement entered into with H.C. Wainwright & Co., LLC (“Wainwright”) dated June 26, 2025. Under the ATM, the Company may offer and sell, at its discretion and from time to time, through Wainwright, common shares in the capital of the Company (the “Common Shares”) having an aggregate offering price of up to US$5,500,000. A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM will be paid to Wainwright in connection with its services.

The ATM is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333-288364) (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on December 11, 2025, including the prospectus contained therein (the “Base Prospectus”), together with the prospectus supplement filed with the SEC on December 11, 2025 (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

Sales of Common Shares under the Prospectus, if any, will be made in transactions that are deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Stock Market LLC. The Common Shares will be distributed at market prices prevailing at the time of sale. As a result, prices for the Common Shares may vary as between purchasers and during the period of distribution. No Common Shares in the ATM will be sold on the TSX Venture Exchange or any other trading market in Canada.

If the Company chooses to sell Common Shares under the ATM, the Company intends to use the net proceeds of the ATM as set out in the Prospectus. You can review our SEC filings, the Registration Statement and the Prospectus by accessing the SEC’s internet site at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.
Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release relating to potential future sales of Common Shares under the ATM, the offering price therefor, and the use of proceeds thereof. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.